# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cango Inc., CIK 0001725123
CUSIP: 137586103
Title of class of securities: Class A Ordinary Shares, par value US$0.0001 per share
Address of issuer's principal executive offices: 3131 McKinney Avenue, Dallas, Texas, Texas (TX), 75204
Date of event which requires filing of this statement: 02/11/2026
Filed by CIK 0002107789
Persons authorized to receive notices and communications: CHIU, CHANG-WEI, No. 2A, 255 Des Voeux Road West, Sai Ying Pun, Hong Kong, Hong Kong, Hong Kong (K3), 000000, 852 84899659

## Reporting persons
- CHIU, CHANG-WEI (CIK 0002107789): type of reporting person: individual (IN); citizenship or place of organization: Taiwan (F5); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 49,202,508; shared voting power 0; sole dispositive power 49,202,508; shared dispositive power 0; aggregate amount beneficially owned 49,202,508 (11.99% of the class); the aggregate amount excludes certain shares
  Comment: 1.Each of Row 7, 9, and 11 represents (i) 47,250,392 Class A ordinary shares directly held by Fortune Peak Limited and (ii) 1,952,116 Class A ordinary shares directly held by Evermo Limited. Mr. CHIU Chang-Wei holds 100% of the voting power of the shares of Fortune Peak Limited and Evermo Limited and therefore, may be deemed to beneficially own all Issuer shares held by Fortune Peak Limited and Evermo Limited.
  
  2.Note to Row 13: The percentage of class of securities beneficially owned by the Reporting Person is calculated based on a total of 360,963,215 outstanding ordinary shares of the Issuer as of February 10, 2026; plus 29,975,137 Class A ordinary shares to be issued to Fortune Peak Limited, as reported in Exhibit 99.1 of the Issuer's Form 6-K filed with the Securities and Exchange Commission on February 12, 2026.
- Fortune Peak Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 47,250,392; shared voting power 0; sole dispositive power 47,250,392; shared dispositive power 0; aggregate amount beneficially owned 47,250,392 (11.52% of the class); the aggregate amount excludes certain shares
  Comment: 1.Each of Row 7, 9, and 11 represents 47,250,392 Class A ordinary shares directly held by such reporting person.
  
  2.Note to Row 13: The percentage of class of securities beneficially owned by the Reporting Person is calculated based on a total of 360,963,215 outstanding ordinary shares of the Issuer as of February 10, 2026; plus 29,975,137 Class A ordinary shares to be issued to Fortune Peak Limited, as reported in Exhibit 99.1 of the Issuer's Form 6-K filed with the Securities and Exchange Commission on February 12, 2026.
- Evermo Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: other (OO); sole voting power 1,952,116; shared voting power 0; sole dispositive power 1,952,116; shared dispositive power 0; aggregate amount beneficially owned 1,952,116 (0.48% of the class); the aggregate amount excludes certain shares
  Comment: 1.Each of Row 7, 9, and 11 represents 1,952,116 Class A ordinary shares directly held by such reporting person.
  
  2.Note to Row 13: The percentage of class of securities beneficially owned by the Reporting Person is calculated based on a total of 360,963,215 outstanding ordinary shares of the Issuer as of February 10, 2026; plus 29,975,137 Class A ordinary shares to be issued to Fortune Peak Limited, as reported in Exhibit 99.1 of the Issuer's Form 6-K filed with the Securities and Exchange Commission on February 12, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value US$0.0001 per share
Name of issuer: Cango Inc.
Address of issuer's principal executive offices: 3131 McKinney Avenue, Dallas, Texas, Texas (TX), 75204

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (a) CHIU, CHANG-WEI, a citizen of Taiwan and a director of the Issuer, (b) Fortune Peak Limited, a company established in the British Virgin Islands; and (c) Evermo Limited, a company incorporated in Hong Kong. Mr. CHIU Chang-Wei holds 100% of the voting power of the shares of Fortune Peak Limited and Evermo Limited. The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit A.
Residence or business address: The business address of CHIU, CHANG-WEI is 3131 McKinney Avenue, Dallas, Texas 75204, U.S.A., +1-214-204-7799.The registered address of Fortune Peak Limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands, and the business address of Evermo Limited is Room 2609, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong. The principal business of each of Fortune Peak Limited and Evermo Limited is investment holding.
Present principal occupation or employment: Please refer to Item 2(a).
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: Please refer to Item 2(a).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The consideration for the purchase of 29,975,137 Class A ordinary shares of the Issuer by Fortune Peak Limited, as a result of which the Reporting Persons' beneficial ownership exceeds 5% is from the Reporting Persons' personal funds and working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
To reaffirm his confidence in the Issuer's strategic trajectory and future business prospects, Mr. Chiu indicated to the Issuer his interest in making equity investment in the Issuer. Upon approval of the Issuer's audit committee and the board of directors, Fortune Peak Limited, an entity wholly owned by Mr. Chiu, entered into an investment agreement with the Issuer on February 11, 2026. Pursuant to the investment agreement, the Issuer agrees to issue to Fortune Peak Limited, and Fortune Peak Limited agrees to subscribe for, 29,975,137 Class A ordinary shares of the Issuer, each carrying one vote per share, for an aggregate purchase price of US$39,567,181.

The proceeds of the investment will be used to support the Issuer's expansion into AI and computing infrastructure, while further strengthening its balance sheet.

The information set forth in Item 6 is hereby incorporated by reference in its entirety.

Other than as set forth in this Schedule 13D, the Reporting Person has no present plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Persons to rows 7, 8, 9, 10, 11, 12 and 13 of the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: Please refer to Item 5(a).
Transactions in the class effected during the past sixty days: The information set forth in Items 3 and 4 of this Schedule 13D is hereby incorporated by reference into this Item 5(c). Except as disclosed in this Schedule 13D, no Reporting Person has effected any transaction in the Class A Ordinary Shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Items 3 and 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

In addition to the shares beneficially owned by the Reporting Persons as disclosed on the cover pages of this Schedule 13D and in Item 5 hereof, Fortune Peak Limited and Evermo Limited are entitled to certain warrants to purchase up to 11,516,837 class A ordinary shares and 833,351 class A ordinary shares of the Issuer, respectively. The warrants are exercisable upon certain events described in the on-rack sales and purchase agreement between the Issuer and certain sellers of on-rack crypto mining machines dated November 6, 2024 as amended, supplemented, modified and varied as of March 25, 2025, April 3, 2025, June 4, 2025 and June 23, 2025. The class A ordinary shares underlying these warrants are not reported in this filing as the relevant warrant exercise conditions have not been satisfied.

Mr. Chiu also holds options to purchase 320,000 class A ordinary shares of the Issuer. 25% of these options will vest and become exercisable on October 31, 2026, and the remaining 75% will vest and become exercisable in 36 equal monthly installments on the last day of each month thereafter. Each tranche expires on the third anniversary of the date it becomes exercisable.

To the best knowledge of the Reporting Persons, except as disclosed in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between any Reporting Person and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.A Joint Filing Agreement

99.1 On-rack Sales and Purchase Agreement between the Issuer and the Sellers, dated November 6, 2024 (incorporated herein by reference to Exhibit 99.2 to report of foreign private issuer on Form 6-K (File No. 001-38590), filed with Securities and Exchange Commission on November 8, 2024)

99.2 FPL Investment Agreement (incorporated herein by reference to Exhibit 99.3 to report of foreign private issuer on Form 6-K (File No.001-38590, filed with Securities and Exchange Commission on February 12, 2026)

## Signatures
- CHIU, CHANG-WEI: /s/ Chiu Chang-Wei, CHIU, CHANG-WEI (03/18/2026)
- Fortune Peak Limited: /s/ Chiu Chang-Wei, CHIU, CHANG-WEI/Director (03/18/2026)
- Evermo Limited: /s/ Chiu Chang-Wei, CHIU, CHANG-WEI/Director (03/18/2026)